FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of December 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







The following is the text of an announcement submitted to the Stock Exchange of Hong Kong Limited on 3 December 2007.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. The ordinary shares of HSBC trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

WAIVER OF CERTAIN REQUIREMENTS OF THE LISTING RULES TO ENABLE HSBC HOLDINGS PLC
   TO PUBLISH PRICE-SENSITIVE INFORMATION DURING BUSINESS HOURS IN HONG KONG

The Stock Exchange has granted a conditional waiver to the Company in respect of Rule 2.07C(4) to allow the Company to publish announcements pursuant to Rule 13.09(1) during the hours of 9:00am to 4:15pm on a business day in Hong Kong when a conflict exists with Rule 2 of the UK Disclosure and Transparency Rules (the "Waiver"). The Company may, with effect from today, release an announcement in the circumstances covered by the Waiver (i) at any time during trading hours without a subsequent suspension of dealings or trading halt in the Company's securities; and (ii) during the morning window for the submission of announcements under the Stock Exchange's electronic publication system of 6.00 a.m. to 9.00 a.m. without being subject to the requirement for suspension in the morning trading session. As a consequence of the Waiver, price-sensitive information can now be published by the Company during trading hours in Hong Kong and no suspension of trading will be required.

The Waiver was sought by the Company because compliance with the UK Disclosure and Transparency Rules could require an announcement of inside information to be made by the Company outside the permitted periods for submitting announcements to the Stock Exchange for publication on its website under the Listing Rules, which may require the Company's shares to be suspended from trading in Hong Kong.

The impact of the Waiver for investors in Hong Kong is that trading in the Company's securities will continue in the event that an announcement containing price-sensitive information is released by the Company during trading hours in Hong Kong. As a result, investors in Hong Kong should consider whether any price-sensitive information has been released during trading hours in Hong Kong prior to making an investment decision regarding the Company's securities. Investors can access announcements released by the Company (including those containing price-sensitive information) via the Stock Exchange's website at www.hkex.com.hk. Announcements will also be published on the Company's website at www.hsbc.com in accordance with the Listing Rules. The Listing Rules require that, where an announcement is submitted to the Stock Exchange for publication on its website during trading hours, publication on the Company's own website must be no later than one hour after such submission.

The Waiver is subject to certain conditions. In particular, the Company will inform the Stock Exchange promptly in the event of any material change made to the UK regime relating to the disclosure of inside information, and will make a further announcement if the terms of the Waiver are materially affected by any such change. The Stock Exchange has reserved its right to evaluate any such changes to the UK regime and may amend or revoke the Waiver as it sees appropriate.

The Waiver

The Stock Exchange has granted a conditional waiver to the Company in respect of Rule 2.07C(4) to allow the Company to publish announcements pursuant to Rule 13.09(1) during the hours of 9:00am to 4:15pm on a business day in Hong Kong when a conflict exists with Rule 2 of the UK Disclosure and Transparency Rules (the "Waiver"). The Company may, with effect from today, release an announcement in the circumstances covered by the Waiver (i) at any time during trading hours without a subsequent suspension of dealings or trading halt in the Company's securities; and (ii) during the morning window for the submission of announcements under the Stock Exchange's electronic publication system of 6.00 a.m. to 9.00 a.m. without being subject to the requirement for suspension in the morning trading session. As a consequence of the Waiver, price-sensitive information can now be published by the Company during trading hours in Hong Kong and no suspension of trading will be required.

The Company has a dual primary listing of its securities on The Stock Exchange of Hong Kong Limited and the Official List in the UK (its shares being admitted to trading on the Main Market of the London Stock Exchange). As a result, the Company is subject to the applicable legal and regulatory requirements under both jurisdictions. The Waiver was sought by the Company because compliance with the UK Disclosure and Transparency Rules could require an announcement of inside information to be made by the Company outside the permitted periods for submitting announcements to the Stock Exchange for publication on its website under the Listing Rules, which may require the Company's shares to be suspended from trading in Hong Kong.

Rationale behind the Waiver application

Under Rule 13.09(1), the Company is required to announce information in Hong Kong which, inter alia, is necessary to avoid the establishment of a false market in its securities or which might materially affect the price of its securities ("price-sensitive information"). Rule 2.07C(4) requires that, except in certain limited circumstances, an announcement must be made outside normal trading hours (i.e. the announcement must not be submitted to the Stock Exchange for publication between 9:00am and 4:15pm on a business day in Hong Kong). In the event such an announcement is released on a separate market during normal trading hours in Hong Kong, the Stock Exchange would usually seek to suspend the securities of the relevant listed issuer, pending the appropriate publication of the price-sensitive information in accordance with the Listing Rules.

The provisions of the Listing Rules are different from the UK Disclosure and Transparency Rules which require the release of inside information to the market as soon as possible regardless of whether such announcement is made during normal trading hours. ("Inside information" is broadly similar to the concept of "price-sensitive information" under the Listing Rules and includes information in relation to the Company's shares and other investments which is precise, not generally available and would, if generally available, be likely to have a significant effect on the price of the shares or other investments.)

If an announcement is made pursuant to the UK Disclosure and Transparency Rules in relation to inside information, no suspension of the Company's securities would generally be imposed by the London Stock Exchange or the UKLA. The directors of the Company consider that a suspension of the Company's securities in Hong Kong in these circumstances could give rise to misunderstandings and adverse consequences in relation to the securities of the Company in different markets and jurisdictions where suspension is not so frequent.

Prior to the grant of the Waiver, the Company was in the position that compliance with the UK Disclosure and Transparency Rules could result in non-compliance with the requirements of the Listing Rules. Without the Waiver, the Company may have been required to issue announcements under the UK Disclosure and Transparency Rules and suspend trading in the Company's securities on the Stock Exchange in Hong Kong. This would potentially put Hong Kong investors at a disadvantage compared to other investors, since other investors may be able to deal in the Company's securities on the other exchanges on which they are listed or traded whilst Hong Kong investors are prevented from doing so. As a result, the Company sought and received the Waiver.

The Stock Exchange has also agreed to modify the application of note 5 to Rule 13.09(1), Rule 13.10 and Rule 14.37 (to the extent they apply to the Company) to reflect the terms of the Waiver as explained in this Announcement and has agreed to allow the Company to publish announcements pursuant to Rule 13.09(1) during the morning window of the electronic publication system of 6 a.m. to 9.00 a.m. without the requirement for suspension in the morning trading session. Provided an announcement is released in accordance with the Waiver, the Stock Exchange has confirmed that the Company's obligations under Rule 13.09(1) are considered discharged upon timely publication of such announcement and no suspension of trading will be required.

Impact of the Waiver

The impact of the Waiver for investors in Hong Kong is that trading in the Company's securities will continue in the event that an announcement containing price-sensitive information is released by the Company during trading hours in Hong Kong. As a result, investors in Hong Kong should consider whether any price-sensitive information has been released during trading hours in Hong Kong prior to making an investment decision regarding the Company's securities. Investors can access announcements released by the Company (including those containing price-sensitive information) via the Stock Exchange's website at www.hkex.com.hk. Announcements will also be published on the Company's website at www.hsbc.com in accordance with the Listing Rules. The Listing Rules require that, where an announcement is submitted to the Stock Exchange for publication on its website during trading hours, publication on the Company's own website must be no later than one hour after such submission.

Conditions of the Waiver

The Waiver is subject to the following conditions:

(a)  the Company making this announcement;

(b) the Company informing the Stock Exchange promptly in the event of any material change being made to the UK regime relating to the disclosure of inside information. The Company will make a further announcement if the terms of the Waiver are materially affected by any such change. The Stock Exchange has reserved its right to evaluate any such changes to the UK regime and may amend or revoke the Waiver as it sees appropriate; and

(c) the Company complying with the relevant provisions in the event of changes to the Hong Kong regulatory regime and the Listing Rules in relation to the disclosure of price-sensitive information and the Stock Exchange's 'Electronic Disclosure Project', unless the Stock Exchange has agreed to amend the Waiver or grant a new Waiver to the Company.

The Waiver has been granted by the Stock Exchange on the understanding that the Directors of the Company are aware of their obligations under the Listing Rules for the maintenance of an orderly market in the Company's securities and would be guided by Practice Note 11 of the Listing Rules if there was a leak of price-sensitive information, if price-sensitive information could not be disclosed, or if it would be appropriate to issue a 'warning' announcement. Further, the Waiver has been granted by the Stock Exchange in the expectation that the Company will manage its affairs in a timely manner, particularly with regard to the signing of agreements, to ensure there will be a continuous trading in its securities on the Stock Exchange save in exceptional circumstances.

The Company has confirmed to the Stock Exchange that all announcements made pursuant to Rule 13.09(1) will be made simultaneously in English and Chinese. The Stock Exchange has requested that, to ensure the smooth publication of announcements made pursuant to the Waiver, the Company is required to notify the Stock Exchange of pending announcements and the expected times of release and submit the electronic copies of the English and Chinese versions of such announcements at least 10 minutes in advance of the expected times of release.

A copy of this Announcement will be posted on the Company's website at www.hsbc.com and on the Stock Exchange's website at www.hkex.com.hk.

Definitions

"Company"                             HSBC Holdings plc

"Hong Kong"                           The Hong Kong Special
                                      Administrative Region of the
                                      PRC

"Listing Rules"                       The Rules Governing the Listing
                                      of Securities on The Stock
                                      Exchange of Hong Kong Limited.
                                      The term "Rule" refers to a
                                      specific Listing Rule

"London Stock Exchange"               London Stock Exchange plc

"Official List"                       The list maintained by the UK
                                      Financial Services Authority in
                                      accordance with section 74(1) of
                                      the UK Financial Services and
                                      Markets Act 2000

"PRC"                                 The People's Republic of China

"Stock Exchange"                      The Stock Exchange of Hong Kong
                                      Limited

"UK                                   The United Kingdom of Great
                                      Britain and Northern Ireland

"UK Disclosure and Transparency       The sourcebook published by the
Rules"                                UK Financial Services Authority
                                      containing the disclosure rules
                                      and the transparency rules

"UKLA"                                The UK Financial Services
                                      Authority, in its capacity as
                                      the competent authority for Part
                                      VI of the UK Financial Services
                                      and Markets Act 2000

As at the date of this announcement, the Directors of HSBC are S K Green, The Baroness Dunn*, Sir Brian Moffat*, M F Geoghegan, Lord Butler*, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung*, J W J Hughes-Hallett+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+ and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

By Order of the Board
R G Barber
Group Company Secretary

3 December 2007

Note to editors:
HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  December 03, 2007